China Digital TV Announces Unaudited Fourth Quarter and Full Year 2007 Results

BEIJING, China, Feb. 21, 2008 — China Digital TV Holding, Co. Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s rapidly growing digital television market, announced today its unaudited financial results for the fourth quarter and full year ended December 31, 2007.

Highlights for Fourth Quarter 2007

•	Total revenues in the fourth quarter were US$19.7 million, an increase of 102.4% from the corresponding period in 2006 and 36.4% from the third quarter of 2007.

•	Net income for the fourth quarter increased to US$12.9 million, an increase of 235.4% from the corresponding period in 2006 and 46.5% from the third quarter of 2007.

•	Basic earnings per ADS (each ADS represents one ordinary share) were US$0.23.

•	China Digital TV shipped 2.6 million smart cards during the fourth quarter, an increase of 37.6% from the third quarter of 2007.

Highlights for Full Year 2007

•	Total revenues in full year 2007 increased to US$55.8 million, an 82.0% increase from 2006.

•	Net income in full year 2007 increased to US$33.8 million, a 160.3% increase from 2006.

•	Basic earnings per ADS (each ADS represents one ordinary share) for 2007 were US$0.74.

•	China Digital TV shipped 7.3 million smart cards in 2007, an increase of 85.5% from 2006.

•	In full year 2007, China Digital TV entered into 47 new contracts to install CA systems.

“In 2007, we delivered significant top and bottom line growth,” said Mr. Jianhua Zhu, China Digital TV’s chief executive officer. “Our nationwide scale and ability to deliver customized solutions and technical assistance to China’s numerous digital television network operators drove our market share (as measured by the number of smart cards shipped) to approximately 51.5% during the last quarter of 2007. As of December 31, 2007 our total smart cards shipped to date were 13 million, solidifying our position as the leader in China’s CA market. We continue to invest heavily in research and development and sales and marketing with the goal of ensuring strong future growth.”

During the fourth quarter, China Digital TV established a subsidiary, Beijing Novel-Super Media Investment Co., Ltd., to develop and market value-added services to network operators, including Electronic Program Guide-based advertising and PC card-based services, which enable PCs to function as HDTVs with DVR features.

Dr. Zengxiang Lu, China Digital TV’s chairman and chief strategy officer, commented, “We expect that this new venture will allow us to capitalize on our leading position in the CA market to capture the next wave of growth opportunities as digitalization attains nationwide scale in China. A substantial amount of our research and development expenditure is devoted to developing a broad selection of value-added services that will benefit from a more sophisticated future digital television market and I am confident in our ability to create long-term shareholder value.”.

Fourth Quarter 2007 Results

(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on U.S. GAAP.)

For the fourth quarter of 2007, China Digital TV reported net revenues of US$19.5 million, an increase of 103.0% from US$9.6 million in the fourth quarter of 2006, and 36.1% from US$14.4 million in the third quarter of 2007. The increase in net revenues was primarily due to increased shipments of smart cards during the quarter.

In the fourth quarter of 2007, China Digital TV entered into 16 new contracts to install CA systems, bringing the total number of CA contracts signed in 2007 to 47.

Revenues from smart cards and related products were US$17.9 million in the fourth quarter of 2007, an increase of 113.9% from the same period of 2006 and 39.6% from US$12.8 million in the third quarter of 2007. Sales of smart cards and related products made up 90.8% of the total revenues for this quarter. China Digital TV shipped 2.6 million smart cards in the fourth quarter 2007, an increase of 109.6% from the same period of 2006 and 37.6% from the third quarter of 2007, reflecting accelerated adoption of digital television across China.

Revenues from services were US$1.8 million in the fourth quarter 2007, an increase of 32.5% from the same period in 2006 and 11.1% from the third quarter 2007. Service revenue was 9.2% of total revenues for this quarter.

Gross profit for the fourth quarter of 2007 was US$15.6 million, an increase of 115.0% from US$7.3 million in the same period of 2006 and 30.2% from US$12.0 million in the third quarter of 2007. Gross margin was 79.8% for the fourth quarter of 2007, compared to 75.3% in the same period in 2006 and 83.4% in the third quarter of 2007. The year-over-year increase was mainly due to our ability to maintain a relatively stable ASP and get favorable purchasing prices from the computer chip providers; the quarter-over-quarter decrease was mainly due to an increase in the cost of goods sold other than the computer chips.

Operating expenses for the fourth quarter of 2007 were US$5.0 million, an increase of 148.2% from US$2.0 million in the same period of 2006 and 90.1% from US$2.6 million in the third quarter of 2007.

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Research and development expenses for this quarter increased 79.9% to US$1.5 million from US$0.8 million in the same period of 2006 and 23.7% from US$1.2 million in the third quarter of 2007. The year-over-year and quarter-over-quarter increases were primarily due to increased R&D headcount.

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Sales and marketing expenses for the fourth quarter of 2007 increased 223.0% to US$1.7 million from US$0.5 million in the same period of 2006 and 97.6% from US$0.8 million in the third quarter of 2007. The year-over-year and quarter-over-quarter increases were primarily due to increased sales and marketing headcount and expanded marketing campaigns.

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General and administrative expenses for the fourth quarter of 2007 increased 174.2% to US$1.9 million from US$0.7 million in the same period of 2006 and 211.5% from US$0.6 million in the third quarter of 2007. The year-over-year and quarter-over-quarter increases were primarily due to headcount increase and professional charges related to the Company’s IPO in the fourth quarter of 2007.

Operating margin, defined as income from operations divided by net revenue, for the fourth quarter of 2007 was 54.0%, compared to 54.3% for the same period of 2006 and 64.9% for the third quarter of 2007.

Other income for the quarter includes a one-off cash reward of US$0.3 million from the local government of Beijing received in December 2007, following the consummation of our IPO. The reward was made in accordance with local governmental policies.

Net income for the fourth quarter of 2007 was US$12.9 million, an increase of 235.4% from US$3.8 million in the same period of 2006 and 46.5% from US$8.8 million in the third quarter of 2007. Fourth quarter 2007 basic and diluted earnings per ADS (each ADS represents one ordinary share) were US$0.23 and US$0.22, respectively.

Non-GAAP net income for the fourth quarter of 2007 was US$13.2 million, an increase of 208.4% from US$4.3 million in the same period of 2006 and 42.8% from US$9.2 million in the third quarter of 2007.

Full Year 2007 Results

Total net revenues in 2007 increased 82.6% to US$55.5 million from US$30.4 million in 2006, primarily due to an increase in shipments of smart cards.

The Company entered into a total of 47 new contracts to install CA systems during 2007.

Revenues from smart cards and related products in 2007 were US$49.7 million, an increase of 88.1% from 2006. Sales of smart cards and related products made up 89.2% of total revenues for the year. China Digital TV shipped 7.3 million smart cards over full year 2007, an increase of 85.5% from 2006, reflecting increased digitalization across China.

Revenues from services were US$6.0 million in 2007, an increase of 43.7% over 2006. Revenues from services represented 10.8% of total revenues for the year of 2007.

Gross profit was US$45.2 million in 2007, an increase of 90.1% from US$23.8 million in 2006. Gross margin was 81.5% in 2007, compared to 78.3% in 2006, indicating the Company’s ability to maintain a relatively stable average selling price and in the mean time obtain favorable purchasing prices of computer chips.

Operating expenses in 2007 were US$12.1 million, an increase of 128.6% from US$5.3 million in 2006.

•	Research and development expenses in 2007 increased 109.0% to US$4.6 million from US$2.2 million in 2006. The year-over-year increase was primarily due to new R&D hires.

•
Sales and marketing expenses in 2007 increased 103.4% to US$3.8 million from US$1.8 million in 2006. The year-over-year increase was primarily due to new sales and marketing hires and expanded marketing campaigns.

•
General and administrative expenses in 2007 increased 201.8% to US$3.7 million from US$1.2 million in 2006. The year-over-year increase was primarily due to increased administrative headcount as well as professional charges related to the Company’s IPO in the fourth quarter of 2007

Operating margin, defined as income from operations divided by net revenue, in 2007 was 59.7%, compared to 60.9% in 2006.

Net income in 2007 was US$33.8 million, an increase of 160.3% from US$13.0 million in 2006. Basic and diluted earnings per ADS (each ADS represents one ordinary share) in 2007 were US$0.74 and US$0.68, respectively.

Outlook for the first quarter ended March 31, 2008

Based on information available on February 21, 2008, China Digital TV expects its net revenues for the first quarter of 2008 to be in the range of US$15 million to US$17 million, representing year-over-year growth in the range of 43.9% to 63.1%.

Outlook for the full year 2008

Based on information available on February 21, 2008, China Digital TV expects its net revenues for the full year 2008 to be in the range of US$79 million to US$84 million, representing year-over-year growth in the range of 42.5% to 51.5%

The Company noted that its customers typically defer major purchasing decisions during the first quarter of each year as the result of a number of events that occur in that period. The annual meeting of the China Content Broadcasting Network, a major trade fair for the digital television, broadband and related industries usually takes place in March. Cable television network operators, as well as other companies in television and related industries, carefully observe and analyze this meeting for potential market trends. Additionally, Chinese Lunar New year falls in late January to early February of every year during which customers tend not to make major purchases As a result, the revenue generated in the first quarter of a year is usually lower than that of the preceding fourth quarter.

Conference Call Information

China Digital TV’s management will hold a conference call at 7 p.m. on February 21, 2008 U.S. Eastern Time (8 a.m. on February 22, 2008 Beijing/Hong Kong time).

Dial-in details for this conference call are as follows:

United States Toll Free:	1-800-510-9691
International:	1-617-614-3453
Hong Kong:	852-3002-1672

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode for all regions is “China Digital TV Earnings Call.”

Additionally, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

A replay may be accessed by phone at the following number until March 22, 2008:

United States:	1-888-286-8010
International:	1-617-801-6888
Passcode:	92063111

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the first quarter of 2008 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans. China Digital TV may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our registration statement on Form F-1 and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of conditional access (“CA”) systems to China’s rapidly growing digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

For investor and media inquiries, please contact:

In China:
Helen Plummer
Ogilvy Public Relations Worldwide (Beijing)
Tel: +86-10 8520-3090
E-mail: helen.plummer@ogilvy.com

In the United States:
Jessica Cohen
Ogilvy Public Relations Worldwide (New York)
Tel: +1-646-460-9989
Email: jessica.cohen@ogilvy.com

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations ( in U.S. dollars )

	For the three months ended
	December 31, 2007	September 30, 2007	December 31, 2006
Revenues:
Products	17,851,192	12,784,867	8,347,469
Services	1,815,085	1,633,471	1,370,351
Total revenues	19,666,277	14,418,338	9,717,820
Business taxes	(121,347)	(61,292)	(88,041)
Net revenue	19,544,930	14,357,046	9,629,779

Cost of Revenues:
Products	(3,613,084)	(1,803,858)	(1,851,086)
Services	(338,683)	(580,362)	(524,387)
Total Cost of Revenues	(3,951,767)	(2,384,220)	(2,375,473)
Gross Profit	15,593,163	11,972,826	7,254,306

Operating expenses:
Research and development expenses	(1,485,700)	(1,201,355)	(825,765)
Sales and marketing expenses	(1,665,807)	(842,925)	(515,684)
General and administrative expenses	(1,886,111)	(605,503)	(687,921)
Total Operating Expense	(5,037,618)	(2,649,783)	(2,029,370)

Income from operation	10,555, 545	9,323,043	5,224,936
Interest income	2,521,562	145,805	61,487
Other income	262,958	-	-
Recognition of change in the fair value of warrants	-	-	(1,351,592)
Income before income tax	13,340,065	9,468,848	3,934,831
Income tax benefits / (expenses)
Income tax—current	(612,121)	(726,734)	-
Income tax—deferred	148,062	41,044	17,341
Net income before minority interest and net loss from equity investment	12,876,006	8,783,158	3,952,172
Minority interest	-	-	(115,063)
Net loss from equity investment	(6,022)
Net income	12,869,984	8,783,158	3,837,109
EPS - Basic ordinary shares	0.23	0.20	0.02
EPS - Basic preferred shares	0.30	0.20	0.30
EPS - Diluted ordinary shares	0.22	0.19	0.02

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations ( in U.S. dollars )

	For the years ended
	December 31, 2007	December 31, 2006	December 31, 2005
Revenues:
Products	49,741,028	26,443,229	9,290,949
Services	6,011,181	4,181,890	3,855,317
Total revenues	55,752,209	30,625,119	13,146,266
Business taxes	(298,562)	(255,478)	(60,228)
Net revenue	55,453,647	30,369,641	13,086,038

Cost of Revenues:
Products	(8,099,977)	(4,726,154)	(1,936,047)
Services	(2,135,357)	(1,858,578)	(1,967,357)
Total Cost of Revenues	(10,235,334)	(6,584,732)	(3,903,404)
Gross Profit	45,218,313	23,784,909	9,182,634

Operating expenses:
Research and development expenses	(4,642,691)	(2,220,868)	(1,817,846)
Sales and marketing expenses	(3,758,009)	(1,847,377)	(1,327,629)
General and administrative expenses	(3,705,778)	(1,228,062)	(684,336)
Total Operating Expense	(12,106,478)	(5,296,307)	(3,829,811)

Income from operation	33,111,835	18,488,602	5,352,823
Interest income	2,789,633	279,137	116,657
Other income	262,958	-	-
Recognition of change in the fair value of warrants	-	(5,406,374)	(17,601)
Income before income tax	36,164,426	13,361,365	5,451,879
Income tax benefits / (expenses)
Income tax—current	(2,554,235)	-	-
Income tax—deferred	211,509	58,940	66,215
Net income before minority interest and net loss from equity investment	33,821,700	13,420,305	5,518,094
Minority interest	-	(430,082)	(974,773)
Net loss from equity investment	(6,022)
Net income	33,815,678	12,990,223	4,543,321
EPS - Basic ordinary shares	0.74	0.24	0.11
EPS - Basic preferred shares	0.66	0.54	0.11
EPS - Diluted ordinary shares	0.68	0.21	0.11

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheet ( in U.S. dollars )

ASSETS	December 31, 2007	September 30, 2007	December 31, 2006
Current assets:
Cash and cash equivalents	228,957,561	25,926,100	21,137,216
Restricted cash	706,222	-	51,238
Deposits with maturity over three months	17,948,246	-	-
Accounts receivable	6,118,405	8,424,822	2,862,276
Inventories, net	2,966,639	4,559,108	2,759,209
Prepaid expenses and other current assets	1,253,864	1,888,440	1,349,195
Amounts due from related parties	1,277,022	1,427,358	1,668,036
Deferred costs-current	540,866	511,184	580,157
Deferred income taxes—current	184,181	72,623	62,864
Total current assets	259,953,006	42,809,635	30,470,191
Property and equipment, net	1,379,496	1,035,465	537,515
Intangible assets, net	1,001,837	1,067,266	1,464,389
Goodwill	466,938	453,498	432,422
Long-term investment	395,760	402,029	-
Deferred costs-non-current	487,727	396,377	600,357
Deferred income taxes—non-current	50,454	16,563	-
Total assets	263,735,218	46,180,833	33,504,874

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	485,142	430,671	884,798
Accrued expenses and other current liabilities	4,757,235	1,480,474	1,360,456
Deferred revenue—current	4,784,427	7,774,937	6,899,521
Dividend payable	-	-	11,300,000
Income tax payable	721,654	850,241	-
Total current liabilities	10,748,458	10,536,323	20,444,775
Deferred revenue—non-current	1,135,857	886,667	1,079,493
Deferred income taxes—non-current	-	-	39,739
Total Liabilities	11,884,315	11,422,990	21,564,007
Minority interest	4,000,000	4,000,000	4,000,000
Series A convertible redeemable preferred shares	-	16,078,197	16,078,197
Shareholders’ equity/(deficiency):
Ordinary shares	28,648	17,000	17,000
Additional paid-in capital	224,863,356	5,917,571	4,887,267
Statutory reserve	5, 687,845	2,353,373	2,353,373
Retained Earning	14,344,386	4,808,874	(16,136,820)
Accumulated other comprehensive income	2,926,668	1,582,828	741,850
Total shareholders’ equity/(deficiency)	247,850,903	14,679,646	(8,137,330)
TOTAL LIABILITIES, MINORITY INTEREST, SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY	263,735,218	46,180,833	33,504,874

China Digital TV Holding Co., Ltd.
Reconciliation of Non−GAAP Results
( in U.S. dollars)

	For the three months ended
	December 31, 2007	September 30, 2007	December 31, 2006

GAAP Net Income	12,869,984	8,783,158	3,837,109
Non−cash share−based compensation	230,489	343,433	278,063
Amortization of intangible assets	97,397	118,041	163,779
Non−GAAP Net Income	13,197,870	9,244,632	4,278,951

	For the years ended
	December 31, 2007	December 31, 2006	December 31, 2005

GAAP Net Income	33,815,678	12,990,223	4,543,321
Non−cash share−based compensation	1,260,806	337,620	212,480
Amortization of intangible assets	542,613	269,570	-
Non−GAAP Net Income	35,619,097	13,597,413	4,755,801